

DIVISION OF
INVESTMENT MANAGEMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



03055360

NO ACT
P.E 1-28-03
811-266

March 25, 2003

SEA

14a-8(i)(7) and (10)

March 25, 2003

PROCESSED
APR 09 2003
THOMSON FINANCIAL

Donald R. Crawshaw, Esquire
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004-2498

Re: Tri-Continental Corporation
File Number 811-0266
Shareholder Proposal of Mr. Robert G. Wilson

Dear Mr. Crawshaw:

By letter dated January 28, 2003, you notified the Securities and Exchange Commission of the intent of the Tri-Continental Corporation to exclude from its 2003 proxy soliciting materials a shareholder proposal and supporting statement submitted by Robert G. Wilson by letter dated December 7, 2002. His proposal states:

> The Tri-Continental stockholders hereby authorize the Tri-Continental management team to sell "short" any stock it owns, if it anticipates a fall in the stock's market price.

You requested our assurance that we would not recommend enforcement action to the Commission if Tri-Continental excludes the proposal in reliance upon subparagraphs (i)(7) and (10) of Rule 14a-8 under the Securities Exchange Act of 1934.

Subparagraph (i)(10) of Rule 14a-8 provides that a company may exclude a proposal if the proposal has been "substantially implemented." You argue that management of Tri-Continental is already authorized to make short sales because no fundamental or non-fundamental policy prohibits short sales, and the prospectus clearly discloses that management reserves freedom of action to invest within the limits set by Tri-Continental's fundamental policies.

There appears to be some basis for your view that the proposal may be omitted from Tri-Continental's proxy materials under Rule 14a-8(i)(10). See, e.g., Brazilian Equity Fund (pub. avail. May 8, 1998) (in order for shareholder proposal to have been "substantially implemented," fund must have actually taken steps to implement the proposal). To this end, we note that the May 1, 2002, Tri-Continental Prospectus specifically discloses that fund assets may be "invested in all types of securities in whatever amounts or proportions J. & W. Seligman & Co. Incorporated (the "Manager") believes best suited to current and anticipated economic and market conditions." Furthermore, Tri-Continental's fundamental policies do not limit its ability to engage in short-selling. Accordingly, we

CRGH

will not recommend enforcement action to the Commission if Tri-Continental excludes the proposal from its proxy materials in reliance on Rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for omission that you raise in your letter.

Attached is a description of the informal procedures the Division follows in responding to shareholder proposals. If you have any questions or comments concerning this matter, please call me at (202) 942-0638.

Yours very truly,



Linda B. Stirling
Senior Counsel
Office of Disclosure and Review

cc: Robert G. Wilson

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

January 28, 2003

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20459.

Attention: Chief Counsel, Division of Investment Management

Re: Tri-Continental Corporation - Intention to Omit Shareholder Proposal of Mr. Robert G. Wilson

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby give notice on behalf of Tri-Continental Corporation, a diversified, closed-end management investment company incorporated in Maryland (the "Corporation"), of the Corporation's intention to omit from the proxy statement for its 2003 Annual Meeting of Stockholders (the "Proxy Statement") the stockholder proposal (the "Proposal") and the statement supporting the Proposal (the "Supporting Statement") submitted to the Corporation by Mr. Robert G. Wilson (the "Proponent") under cover of a letter dated December 7, 2002. A copy of the Proposal and Supporting Statement is attached as Annex A. Five additional copies of this letter, including the annexed Proposal and Supporting Statement, are enclosed herewith in accordance with Rule 14a-8(j).

The Proposal

The Proposal proposes that the shareholders authorize the Corporation to engage in short sales of any stock it owns. The text of the Proposal, in the form submitted by the Proponent, is as follows:

> The Tri-Continental stockholders hereby authorize the Tri-Continental management team to sell "short" any stock it owns, if it anticipates a fall in the stock's market price.

Request

On behalf of the Corporation, we respectfully request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action if the Corporation omits the Proposal and the Supporting Statement from its Proxy Statement for the reasons set forth below.

Grounds for Excluding the Proposal Pursuant to Rule 14a-8

1. ***Rule 14a-8(i)(10) – Substantially Implemented***

The Corporation believes that it may exclude the Proposal pursuant to Exchange Act Rule 14a-8(i)(10), which permits the exclusion of a shareholder proposal from a company's proxy materials where the proposal has been rendered moot. To be rendered moot a proposal must have been "substantially implemented by the issuer," but need not have been "fully effected." See Exchange Act Release No. 20091 (Aug. 16, 1983). The Staff has indicated that, in order for a proposal to have been "substantially implemented," the company must have actually taken steps to implement the proposal. See, e.g., Brazilian Equity Fund, Inc. (pub. avail. May 8, 1998); The Growth Fund of Spain, Inc. (pub. avail. May 8, 1998); The Emerging Mexico Fund, Inc. (pub. avail. May 8, 1998).

The Proponent proposes that the stockholders authorize the Corporation's management to engage in covered short-sales. The Corporation respectfully submits that, as described below, management is already authorized to engage in such transactions, thereby rendering the Proposal moot. The Corporation, which has operated since 1929, has very broad authority with respect to its operations. None of its fundamental or non-fundamental policies in any way limits its ability to engage in short selling. Moreover, in its most recent prospectus, the Corporation explicitly reserves to its management freedom of action to invest within the limits of its fundamental policies. In other words, the Corporation's management, subject to the ultimate control of the Board of Directors, is broadly authorized to take any actions in connection with the management of the Corporation that it deems fit unless explicitly prohibited from doing so. The Corporation's management has not been precluded from causing the Corporation to engage in short sales, and management is therefore fully authorized to cause the Corporation to make short sales. The fact that the Corporation has not chosen to engage in short sales in the past has no bearing on the issue of whether the proponent's proposal has been "substantially implemented" — the proposal purports to "authorize" what in fact is already clearly authorized and therefore may properly be excluded pursuant to Rule 14a-8(i)(10).

2. ***Rule 14a-8(i)(7) – Management Functions***

Rule 14a-8(i)(7) under the Exchange Act permits the exclusion of a shareholder proposal from a company's proxy materials if it deals with a matter relating to the Corporation's ordinary business operations. The Staff has indicated that Rule 14a-8(i)(7) permits the exclusion of proposals that are "mundane in nature and do not involve any substantial policy or other considerations." See Exchange Act Release No. 12999 (Nov. 22, 1976). By contrast, the Staff has stated that proposals deemed to have major implications will be considered "beyond the realm of an issuer's ordinary business operations" and, thus, should not be excluded from a company's proxy materials under Rule 14a-8(i)(7). See Tri-Continental Corporation (pub. avail. Mar. 11, 1997) (hereinafter, "Tri-Continental Letter"). More recently, the Staff has described the policy underlying the "ordinary business" exclusion as resting on two principal considerations: (1) whether the subject matter of the proposal relates to tasks that "are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight," and (2) "the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." See Exchange Act Release No. 40018 (May 21, 1998). The Corporation respectfully submits that it would be very difficult to imagine anything more fundamental to management of the Corporation than the selling and purchasing of securities. Likewise, to the extent it seeks to influence the sale of securities from the Corporation's portfolio, one would be hard pressed to find a better example of an attempt to micro-manage the Corporation than the Proposal.

In the context of an investment company, the test for exclusion pursuant to Rule 14a-8(i)(7) is one of facts and circumstance. See Cargill Financial Markets Plc (pub. avail. Mar. 15, 1996) (hereinafter, "Cargill Letter"). In applying Rule 14a-8(i)(7) to investment companies, the Staff has indicated that the purchase and sale of securities intended to advance stated investment objectives and performance goals falls within the ordinary business operations of an investment company. See Cargill Letter; Morgan Stanley Africa Investment Fund (pub. avail. April 26, 1996) (hereinafter, "Morgan Stanley Africa Letter"); The Germany Fund, Inc. (pub. avail. April 25, 1991) (hereinafter, "Germany Letter"). In contrast, changes in the company's basic capital structure, which are regulated by the Investment Company Act of 1940, as amended (the "1940 Act"), fall outside the ordinary business operations of an investment company. See Cargill Letter; Morgan Stanley Africa Letter; Germany Letter. The Proposal clearly relates to the sale and purchase of securities to advance the stated investment objective of the Corporation.

Selling a security short is a long-established investment technique that simply reverses the chronology of purchase and sale in order to realize a short-term gain from a diminishing stock price. The 1940 Act authorizes the Securities and Exchange

Commission (the "Commission") to regulate short sales by investment companies "as necessary or appropriate in the public interest or for the protection of investors." See 1940 Act § 12(a)(3). However, although the Staff has provided certain guidance concerning short sales, the Commission has not prescribed rules, regulations or orders pursuant to the 1940 Act prohibiting or regulating the short-sale of any security by an investment company. Numerous investment companies utilize short selling in pursuit of their investment objectives, some have fundamental or non-fundamental policies precluding short sales, while others, including the Corporation, choose not to engage in such transactions while retaining the ability to do so should they determine such action to be in their interests. For Rule 14a-8(i)(7) purposes, a short sale must be regarded as the sale and purchase of a security falling within the ordinary operations of an investment company, as contemplated by Cargill Letter, Morgan Stanley Africa Letter, and Germany Letter. The discretionary decision to buy and sell securities, including through covered short sales, is so fundamental to the Corporation's ability to run its business on a day-to-day basis that it cannot be the subject of shareholder oversight. The Proponent implicitly recognizes this in his Supporting Statement, where he notes that shareholders "must count on management to be cognizant of the market, and to make proper decisions just as it does when it buys a stock "long" and holds it in anticipation of a rise in it's (sic) market price." Proponent's proposal that management sell a security short if it anticipates a fall in the stock's market price attempts to micro-manage management's use of its investment discretion and may properly be regarded as probing too deeply into matters of a complex nature upon which shareholders, as a group, are not be in a position to make an informed judgment. Accordingly, the Corporation respectfully submits that the Proposal may properly be excluded pursuant to Rule 14a-8(i)(7).

* * *

In accordance with Rule 14a-8(j), the Corporation is contemporaneously notifying the Proponents, by copy of this letter including Annex A, of its intention to omit the Proposal and Supporting Statement from its Proxy Materials.

The Corporation does not expect to file its definitive Proxy Materials with the Commission until on or about April 21, 2003. The Corporation anticipates that the printing of its definitive Proxy Materials will begin shortly thereafter.

On behalf of the Corporation, we hereby respectfully request that the Staff express their intention not to recommend enforcement action if the Proposal and Supporting Statement are excluded from the Corporation's Proxy Materials for the reasons set forth above. If the Staff disagrees with the Corporation's conclusions regarding the omission of the Proposal and Supporting Statement, or if any additional submissions are desired in support of the Corporation's position, we would appreciate an opportunity to meet with the Staff or to speak with the Staff by telephone prior to the issuance of the Rule 14a-8(j) response. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 558-4016 or Sven O. Milelli of this office at (212) 558-4607.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it to our messenger, who has been asked to wait.

Very truly yours,

Donald R. Crawshaw/AK

Donald R. Crawshaw

(Enclosures)

cc: Robert G. Wilson

Frank J. Nasta, Esq.
(Tri-Continental Corporation)

I am Robert G. Wilson, the owner of slightly more than 24,000 shares of Tri-Continental Corporation common stock. I plan to present the following proposal for stockholder consideration at the next annual meeting of the stockholders.

PROPOSAL

The Tri-Continental stockholders hereby authorize the Tri-Continental management team to sell "short" any stock it owns, if it anticipates a fall in the stock's market price.

REASONING

Dividends are a regular source of income. Stocks sold in a rising market can be a source of capital gains. In a falling market, there may be dividends, but little chance for capital gains. The "good" stocks fall with the "bad". In fact, as evidenced by Tri-Continental's performance the past year, our fund not only had no capital gains to report; the fund's net asset value went down as the market declined.

One way to preserve capital in a falling market, is to sell a stock "short" at a high price before the general market falls, wait for the individual stock's price to fall, and then buy it back in to cover the "short". "Shorting" a stock is dangerous if it isn't owned in the amount to be "shorted". For that reason, this proposal limits the fund's "short" activity to those stocks it owns in an amount sufficient to cover the "short" if the trade goes against the fund

Please note: the Corporation is already authorized to "put" a stock in the options market. This earns some money, but does nothing to protect against a drop in the stock price (which represents a loss in net asset value). Selling "short" makes it possible to hold good stocks, maintain asset value, and even earn what I call a "reverse capital gain".

One caveat: A "put" or "short" will be profitable only if Tri-Continental's management reads the market correctly. We must count on management to be cognizant of the market, and to make proper decisions just as it does when it buys a stock "long" and holds it in anticipation of a rise in it's market price.